UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

December 17, 2008

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell Signs Second Exclusive License Agreement with
Talecris Biotherapeutics

Leiden, The Netherlands (December 17, 2008) – Dutch biopharmaceutical company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced that it has signed a second exclusive, commercial license agreement with North Carolina-based Talecris Biotherapeutics for an undisclosed and specific protein and the exclusive rights to produce that protein using the PER.C6® cell line.

Crucell will receive an upfront payment of $1.5 million following the execution of the agreement and will be eligible for milestone payments of approximately $20 million. Further financial details of the agreement were not disclosed.

In September Crucell announced that it had signed an exclusive, commercial license agreement with North Carolina-based Talecris Biotherapeutics also for an undisclosed and specific protein and the exclusive rights to produce that protein using the PER.C6® cell line. For that deal Crucell received an upfront payment of $2.5 million and is eligible for milestone payments of approximately $30 million across multiple indications.

About PER.C6® Technology
Crucell's PER.C6® technology platform has been developed for the large-scale manufacture of biopharmaceutical products such as recombinant proteins including monoclonal antibodies. Compared to conventional production technologies, the strengths of PER.C6® technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions.

About Crucell
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research, development, production and marketing of vaccines, proteins and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Wyeth and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

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About Talecris Biotherapeutics: Inspiration. Dedication. Innovation.
Talecris Biotherapeutics is a global biotherapeutic and biotechnology company that discovers, develops and produces critical care treatments for people with life-threatening disorders in a variety of therapeutic areas including immunology, pulmonology, and hemostasis. Talecris is proudly building upon a 60-year legacy of innovation and a commitment to improving the lives of people who rely on its therapeutic products. With an emphasis on scientific inquiry and technological excellence, Talecris is expanding its current portfolio of products, programs, and services through its own world-class product development organization as well as through strategic initiatives that leverage its strengths with those of its partners. Talecris, with revenues of approximately $1.2 billion in 2007, is headquartered in biotech hub Research Triangle Park, N.C., and employs more than 4,500 talented people worldwide. To learn more about Talecris and how its employees are making a difference in the lives of patients and the healthcare community, visit www.talecris.com.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on May 7, 2008, and the section entitled “Risk Factors”. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

For further information please contact:
Crucell N.V.
Oya Yavuz
Director Corporate Communications & Investor Relations
Tel. +31-(0)71-519 7064
ir@crucell.com
www.crucell.com

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
December 17, 2008 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations